SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

6 February, 2006

Cambridge Antibody Technology Group PLC

(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT	DESCRIPTION
99.1	1st Quarter Results dated 6 February, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 February, 2006

Cambridge Antibody Technology Group PLC

By:	/s/ John Aston
Name:	John Aston
Title:	Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST Monday 6 February 2006

For further information contact:

Cambridge Antibody Technology	Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471	Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer	Kevin Smith
John Aston, Chief Financial Officer	Yvonne Alexander
Rowena Gardner, Director of Corporate Communications	Rachel Taylor

BMC Communications/The Trout Group (USA)

Tel: 001 212 477 9007

Brad Miles, ext 17 (media)

Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

Cambridge, UK... Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ: CATG) today announces financial results for the first quarter of its financial year, from 1 October 2005 to 31 December 2005, and an update on business since the Preliminary Results announcement on 28 November 2005.

Highlights:

•	HUMIRA(R) sales in 2005 of US$1.4 billion; forecast of more than US$1.9 billion sales for 2006 (Abbott) - the first product from the UK biotechnology industry to achieve blockbuster status

•	Approval for commencement of further clinical trial of CAT-354

•	HGSI expects to initiate Phase III development of LymphoStat-B(TM) in 2006

•	Net cash and liquid resources at 31 December 2005 of £152.2 million

Paul Nicholson, CAT’s Chairman, comments: “Clear progress has been made across our substantial pipeline in the first quarter: CAT’s product candidates, CAT-354, CAT-3888 and CAT-8015 are progressing well. Our strategic alliance with AstraZeneca is meeting our highest expectations. Abbott continues to develop HUMIRA as a potential treatment for new indications and has reported progress with ABT-874. HGSI has reported progress with LymphoStat-B(TM) and HGS-ETR1.”

HUMIRA(R) (adalimumab) is a fully human anti-TNF alpha monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and now approved for marketing as a treatment for rheumatoid arthritis (RA), early RA and psoriatic arthritis. In January 2006, Abbott announced full year 2005 sales of HUMIRA of US$1.4 billion, making it the first product originating in the UK biotechnology industry to achieve “blockbuster” status (sales of over US$1 billion). Abbott also stated that it expects worldwide sales of HUMIRA in 2006 of more than US$1.9 billion. CAT receives royalty payments based on HUMIRA sales at the rate of 2.688%.

In October 2005, Abbott submitted a regulatory application for HUMIRA as a potential treatment for ankylosing spondylitis and, in January 2006, stated that it anticipates approval in the second half of 2006. In December 2005, Abbott submitted a new drug application for HUMIRA to treat RA in Japan.

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications: Crohn’s disease, ulcerative colitis, juvenile RA and psoriasis. In January 2006, Abbott stated that these follow-on indications represent a US$1-2 billion incremental peak year “sales opportunity” beyond the base RA business.

CAT Product Candidates

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a treatment for severe asthma. Following the completion in 2005 of a Phase I clinical trial, CAT has recently received approval from the Medicines and Healthcare products Regulatory Agency (MHRA) to commence a repeat-dose safety study of CAT-354 in patients with mild/moderate asthma. The trial, which will take place in the UK, will commence in the first quarter of calendar year 2006 and will study safety, tolerability and pharmacokinetics.

The development of CAT-3888 and CAT-8015, immunotoxins which are potential treatments for a number of B-cell malignancies, continues as planned.

GC-1008 is a pan-specific fully human anti-TGF monoclonal antibody being developed by CAT and Genzyme. The companies anticipate that an IND application for a Phase I clinical trial in oncology indications will be filed in the first quarter of calendar year 2006.

The strategic alliance with AstraZeneca continues its excellent progress, with six active discovery programmes.

Other Licensed Product Candidates

ABT-874 is a fully human anti-IL-12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and licensed to Abbott. Abbott continues to develop ABT-874 as a potential treatment for autoimmune diseases and in January 2006, Abbott stated that it is “encouraged by the early data for the class of molecule in both psoriasis and Crohn’s disease.” Also in January 2006, Abbott stated that it “anticipates publishing data from a Phase II study in multiple sclerosis later in the year.”

LymphoStat-BTM(TM) (belimumab) is a fully human anti-BLyS monoclonal antibody, licensed by CAT to Human Genome Sciences, Inc (HGSI). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE) for which HGSI has a Fast Track designation from the US Food and Drug Administration (FDA) and RA. In January 2006, HGSI stated that, with its collaborator GlaxoSmithKline, it expects to initiate Phase III development of LymphoStat-B in SLE in 2006.

HGS-ETR1 (mapatumumab) is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HGSI. HGSI is developing HGS-ETR1 as a potential treatment for multiple cancer indications. In January 2006, HGSI reported that it plans to initiate Phase II development of HGS-ETR1 in combination with chemotherapy in hematopoietic cancers.

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HGSI. In January 2006, HGSI stated that the results of recently completed Phase I clinical trials warrant additional Phase II trials. It also stated that it plans to reach “go/no go decisions” in 2006 regarding Phase II development of HGS-ETR2 as a single agent and/or in combination with chemotherapy.

ABthrax(TM) is a fully human monoclonal antibody licensed by CAT to HGSI. ABthrax was isolated and developed by HGSI from antibody libraries licensed from CAT and HGSI is developing it as a potential treatment for anthrax disease. In January 2006, HGSI stated that it is working to achieve an order from the US Government to supply ABthrax for the US Strategic National Stockpile.

Financial Reporting

A review of the financial results for the three months ended 31 December 2005 is set out below. For financial periods commencing on or after 1 October 2005, CAT is producing its financial results in accordance with International Financial Reporting Standards (IFRS) and, accordingly, has restated the comparative figures for the three months ended 31 December 2004, previously produced in accordance with UK GAAP. The comparative figures in brackets are the restated figures for the corresponding period in the prior financial year (see note 2 to the financial information for further details). Results for the year ended 30 September 2005 have also been prepared in accordance with IFRS and are included in this statement. These are as previously presented in the 2005 Annual Report except for a subsequent amendment to revenue and direct costs (no impact on cash or operating loss) as detailed in note 3 to the financial information.

Financial Results

Net cash used in operating activities plus capital expenditure for the period was £8.7 million (2004: £9.7 million), excluding certain one off cash outflows. These were the acquisition cost of CAT-3888 and CAT-8015 from Genencor of US$14 million (£7.9 million) and a net cash outflow of £15.3 million arising from the settlement with Abbott (2004: nil). Net cash and liquid resources at 31 December 2005 amounted to £152.2 million (30 September 2005: £175.6 million). CAT made a profit before taxation for the three months ended 31 December 2005 of £3.0 million (2004: loss of £11.3 million).

Revenue in the period was £14.0 million (2004: £2.7 million) plus the US$255 million (£144.7 million) received from Abbott in October 2005 and paid out immediately to CAT’s licensors as a part of the litigation settlement with Abbott in respect of HUMIRA (see note 3 for further details). The remaining royalty balance consists of accrued royalties on sales of HUMIRA for the three months to 31 December 2005 and an accrual for the first of five annual payments of US$9.375 million due from Abbott in January 2006 as part of the terms of the settlement agreement, full details of which are contained in note 4. No such sums were recorded in the three months ended 31 December 2004. Licence fees of £1.3 million were recognised as revenue in the period having been released from deferred income brought forward at 30 September 2005. Clinical milestone payments of £0.3 million were received during the quarter.

Direct costs comprise the US$255 million payment referred to above and a US$2 million accrual for the payment due to CAT’s licensors out of the US$9.375 million due from Abbott.

Research and development expenses for the period were £8.9 million for the three months ended 31 December 2005 (2004: £8.9 million). External development costs for the three month period were £2.9 million (2004: £3.6 million), decreasing due to lower spend on the Trabio(R) programme (terminated in March 2005) and an increase in the reimbursement of costs received from AstraZeneca in line with the increased activities in the alliance. Staff costs increased quarter on quarter in line with increased staff numbers, principally due to the hiring of former Genencor staff.

General and administration expenses decreased to £2.7 million for the three months ended 31 December 2005 (2004: £6.3 million). Litigation expenses decreased from £1.9 million in the three months ended 31 December 2004 to £0.1 million in the three months ended 31 December 2005, with the settlement of the litigation with Abbott in October 2005. Included in general and administration expenses for the three months ended 31 December 2005 is a foreign exchange credit of £0.8 million arising from the retranslation of US dollar deposits held; a charge of £1.1 million arose in the comparative period.

On 1 November 2005, CAT announced the acquisition of product candidates GCR-3888 and GCR-8015 from Genencor. CAT paid US$14 million on closing, 4 November 2005.

Simultaneously, Genencor subscribed US$14 million for 1,170,277 new CAT ordinary shares. The assets acquired comprise primarily an intangible asset of US$13.9 million, reflecting the intellectual property acquired.

The increase in debtors during the three month period is due to an increase in accrued royalty income: this increase comprises accrued royalties on sales of HUMIRA for the three months to 31 December 2005 and the accrual for the US$9.375 million due from Abbott in January 2006 as part of the terms of the settlement agreement. One off payments of £15.3 million, arising from the settlement with Abbott (see note 4) were made during the quarter giving rise to the significant decrease in current liabilities.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2005

This financial information has been prepared in accordance with IFRS. Preliminary results for the year ended 30 September 2005 were prepared and presented in accordance with IFRS in the 2005 Annual Report. Results for the three months ended 31 December 2004 have been restated for the first time in accordance with IFRS, having previously been presented under UK GAAP. See notes 2 and 3 for further details.

CONSOLIDATED INCOME STATEMENT

	Three Months ended 31 December 2005	Three months ended 31 December 2005	Three Months ended 31 December 2004		Year ended 30 September 2005
(unaudited)	Convenience translation US$’000	£’000	£’000		£’000
Revenue	24,101	14,006	2,715		49,242
Royalty buy out, settlement with Abbott (note 3)	249,037	144,722	—		—

Total revenue	273,138	158,728	2,715		49,242

Direct costs	(2,000)	(1,162)	—		(10,503)
Royalty buy out, settlement with Abbott (note 3)	(249,036)	(144,722)	—		—

Total direct costs	(251,036)	(145,884)	—		(10,503)

Gross profit	22,102	12,844	2,715		38,739

Research and development expenses	(15,377)	(8,936)	(8,898)		(37,017)
General and administration expenses	(4,641)	(2,697)	(6,258)		(12,375)

Operating profit/(loss)	2,084	1,211	(12,441)		(10,653)

Profit on sale of available for sale investments	—	—	—		1,461
Investment income	3,228	1,876	1,186		7,507
Finance costs	(12)	(7)	(14)		(233)

Profit/(loss) before tax	5,300	3,080	(11,269)		(1,918)
Taxation	—	—	—		(1,047)

Profit/(loss) for the period attributable to equity holders of the parent	5,300	3,080	(11,269)		(2,965)

Profit/(loss) per share - basic (pence)		5.9p	(26.3	)p	(6.0	)p
Profit per share - diluted (pence)		5.8p

The profit/losses for all periods arise from continuing operations. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2005

This financial information has been prepared in accordance with IFRS. Preliminary results for the year ended 30 September 2005 were prepared and presented in accordance with IFRS in the 2005 Annual Report. Results for the three months ended 31 December 2004 have been restated for the first time in accordance with IFRS, having previously been presented under UK GAAP. See notes 2 and 3 for further details.

Consolidated Balance Sheet

	As at 31 December 2005	As at 31 December 2005	As at 31 December 2004	As at 30 September 2005
	Convenience translation
(unaudited)	US$’000	£’000	£’000	£’000
Fixed assets
Intangible assets	17,955	10,434	5,570	2,581
Property, plant and equipment	20,964	12,183	11,783	11,706
Available for sale investments	18,295	10,632	13,175	9,729

	57,214	33,249	30,528	24,016
Current assets
Trade and other receivables	45,07	26,192	5,094	14,566
Available for sale investments	174,936	101,660	64,983	100,037
Cash and cash equivalents	87,174	50,659	94,482	76,378

	307,181	178,511	164,559	190,981

Total assets	364,395	211,760	195,087	214,997
Liabilities
Current liabilities
Obligations under finance leases	(595)	(346)	(383)	(405)
Overdraft	(122)	(71)	(164)	(803)
Trade and other payables	(11,727)	(6,815)	(8,719)	(22,335)
Current taxation	(1,802)	(1,047)	—	(1,047)
Deferred income	(8,909)	(5,177)	(5,401)	(4,977)

	(23,155)	(13,456)	(14,667)	(29,567)
Non-current liabilities
Obligations under finance leases	—	—	(346)	(40)
Deferred income	(32,210)	(18,718)	(19,726)	(18,575)
Deferred taxation	(4,214)	(2,449)	(3,019)	(2,178)

	(36,424)	(21,167)	(23,091)	(20,793)

Total liabilities	(59,579)	(34,623)	(37,758)	(50,360)

Net assets	304,816	177,137	157,329	164,637

Equity
Called-up share capital	9,117	5,298	5,145	5,164
Share premium account	534,011	310,329	301,177	301,804
Other reserves	38,723	22,503	23,384	21,742
Retained losses	(277,035)	(160,993)	(172,377)	(164,073)

Total equity shareholders’ funds	304,816	177,137	157,329	164,637

The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2005

This financial information has been prepared in accordance with IFRS. Preliminary results for the year ended 30 September 2005 were prepared and presented in accordance with IFRS in the 2005 Annual Report. Results for the three months ended 31 December 2004 have been restated for the first time in accordance with IFRS, having previously been presented under UK GAAP. See notes 2 and 3 for further details.

CONSOLIDATED CASH FLOW STATEMENT

	Three months ended 31 December 2005	Three months ended 31 December 2005	Three Months ended 31 December 2004	Year ended 30 September 2005
	Convenience translation
(unaudited)	US$’000	£’000	£’000	£’000
Net cash (used in)/provided by operating activities	(39,953)	(23,218)	(9,415)	6,062
Net cash (from)/used in investing activities	(17,788)	(10,337)	2,735	(31,892)

	(57,742)	(33,555)	(6,680)	(25,830)

Net cash from financing activities	14,730	8,560	75,291	75,653

(Decrease)/increase in cash and cash equivalents	(43,012)	(24,995)	68,611	49,823

Cash and cash equivalents at beginning of year	130,049	75,575	25,737	25,737
Effect of foreign exchange rate changes	21	12	(32)	10
Effects of fair value movements	(7)	(4)	2	5

Cash and cash equivalents at end of period	87,051	50,588	94,318	75,575

The dollar translations are solely for the convenience of the reader.

Notes to the financial information

1. Accounting policies

For financial periods commencing on or after 1 October 2005, CAT is producing its financial results in accordance with IFRS and, accordingly, has restated the comparative figures for the three months ended 31 December 2004, previously produced in accordance with UK GAAP. Preliminary results were prepared in accordance with IFRS for the year ended 30 September 2005 and presented in the 2005 Annual Report. Except for the subsequent adjustment, detailed in note 3 below, the results for the 2005 financial year have been presented in this financial statement on the same basis. See note 2 below for further details of the impact of the restatement of the comparative figures.

This financial information has been prepared in accordance with the IFRS policies expected to be in place in 2006 set out in the Annual Report for the year ended 30 September 2005. During the year ending 30 September 2006, CAT adopted IAS 32 (International Accounting Standard) and IAS 39 and there were no material adjustments as a result of that adoption. The Annual Report for the year ended 30 September 2005 sets out the UK GAAP accounting policies together with the relevant IRFS differences.

2. Restatement of the comparative figures

Preliminary results prepared in accordance with IFRS for the year ended 30 September 2005, were presented in the 2005 Annual Report with details of the key reconciling items. The results contained in this statement for the year ended 30 September 2005 are the same as those previously presented except for the adjustment detailed below in note 3.

The net effect of presenting the comparative figures for the three months ended 31 December 2004 under IFRS rather than UK GAAP is to decrease the loss after tax reported from £11.7 million to £11.3 million principally due to a foreign exchange credit regarding the translation of overseas operations, partially offset by an IFRS 2 share option charge for the period. Net assets increased from £150.1 million to £157.3 million principally due to the recognition of an unrealised holding gain arising from recording available for sale investments at fair value as opposed to cost, as previously recorded under UK GAAP, and decreased retained losses.

Further details of the revised accounting policies adopted in accordance with IFRS and of the key reconciling items for the year ended 30 September 2005 are contained within the 2005 Annual Report.

3. Results for year ended 30 September 2005

The results for the three months ended 31 December 2005 have been prepared under IFRS. These results include as revenue and as a direct cost the US$255m received from Abbott in October 2005 and paid out immediately to CAT’s licensors as a part of the litigation settlement with Abbott in respect of HUMIRA. Previously this receipt and subsequent payment were accounted for in the same manner as the remainder of the litigation settlement with Abbott, as an adjusting post balance sheet event, and therefore included in revenue and direct costs in both the 2005 UK GAAP financial statements and the preliminary IFRS reconciliations. The 2005 Annual Report was finalised on 28 November 2005 and reported on by CAT’s auditors, Deloitte & Touche LLP (Deloitte). The 2005 Annual Report also contains the preliminary reconciliations to IFRS, which were also reported on by Deloitte.

Since that time, there has been continuing debate within the accounting profession as to the interpretation of IFRS and in particular its relationship with US GAAP and, to a lesser extent, UK GAAP. As a consequence of this debate and after reporting on the preliminary IFRS reconciliation contained in the 2005 Annual Report, Deloitte have subsequently altered their view on the interpretation and application of IFRS to the payments of US$255 million received and made by CAT in October 2005 as a part of the litigation settlement with Abbott. Deloitte’s revised interpretation and application of IFRS to these payments, contrary to the treatment endorsed in the preliminary IFRS reconciliation contained in the 2005 Annual Report, is that they should be treated as a non-adjusting post balance sheet event.

Under this revised interpretation and application of IFRS the payments received from Abbott and made by CAT to its licensors should not be included as 2005 revenues and direct costs but should be treated as revenue and direct costs in the 2006 financial year. Accordingly, these amounts will be included and treated as revenue and as a direct cost in CAT’s 2006 financial statements prepared under IFRS.

It should be emphasised that this is simply a technical accounting adjustment, reflecting one element of the Abbott settlement as a non-adjusting rather than an adjusting post balance sheet event, and there are no implications for cash flow or operating loss.

4. Settlement with Abbott

In November 2003, CAT announced that it had commenced legal proceedings against Abbott in the High Court in London regarding the royalty rate payable on sales of HUMIRA under a licence agreement between the parties. In October 2005, CAT announced it had reached an agreement with Abbott regarding royalties payable to CAT under this licence agreement.

•	Abbott would pay CAT royalties at 2.688% on sales of HUMIRA from 1 January 2005. CAT would retain all of these royalties.

•	CAT would retain all royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which was paid to its licensors, Medical Research Council, Scripps Institute and Stratagene.

•	Abbott paid CAT the sum of US$255 million, which CAT paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards. This was both received from Abbott and paid to CAT’s licensors in October 2005.

•	CAT refunded to Abbott approximately £9.2 million for royalties paid in respect of sales of HUMIRA from 1 January 2005 through to 30 June 2005.

•	Abbott would pay CAT five annual payments of US$9.375 million commencing January 2006, contingent on the continued sale of HUMIRA. From each of these payments, CAT would pay US$2 million to its licensors.

5. Convenience translation

The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 31 December 2005 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.72079, the closing rate as of 31 December 2005. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

6. Profit/(loss) per share

The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on information in the table shown below.

	Three months ended 31 December 2005	Three months ended 31 December 2004	Year ended 30 September 2005
Profit/(losses) (£’000)	3,080	(11,269)	(2,965)
Weighted average number of shares	52,427,334	42,811,23	49,381,476

The Company had ordinary shares in issue of 52,976,075 and a total of 2,395,672 ordinary shares under option as of 31 December 2005.

7. Statement of changes in equity

	Share capital	Share premium	Other reserves	Profit and loss reserve
	£’000	£’000	£’000	£’000
Balance at 1 October 2005	5,164	301,804	21,742	(164,073)
New shares issued	134	8,525	—	—
Available for sale investments (unrealised gain)	—	—	632	—
Share option charge	—	—	471	—
Foreign exchange	—	—	(342)	—
Retained profit for the period	—	—	—	3,080

Balance at 31 December 2005	5,298	310,329	22,503	(160,993)

8. Revenue

	Three months ended 31 December 2005	Three months ended 31 December 2005	Three Months ended 31 December 2004	Year ended 30 September 2005
	Convenience translation
	US$’000	£’000	£’000	£’000
Royalties (excluding buy out)	21,229	12,337	—	40,521
Licence fees	2,203	1,280	1,212	5,168
Technical milestones	—	—	1,099	1,099
Clinical milestones	487	283	—	1,118
Contract research fees	33	19	223	356
Other	149	87	181	980

	24,101	14,006	2,715	49,242

Royalty buy out	249,037	144,722	—	—

Total	273,138	158,728	2,715	49,242

9. Reconciliation of profit/(loss) from operations to net cash from operating activities

	Three months ended 31 December 2005	Three months ended 31 December 2005	Three Months ended 31 December 2004	Year ended 30 September 2005
	Convenience translation
	US$’000	£’000	£’000	£’000
Operating profit/(loss)	2,084	1,211	(12,441)	(10,653)
Depreciation charge	1,127	655	673	2,693
Amortisation of intangible fixed assets	160	93	262	3,251
Profit on disposal of fixed assets	—	—	—	(2)
Fair value movements on cash and cash equivalents and held to maturity investments	52	30	(19)	(75)
Foreign exchange movements	449	261	(679)	24
Share based payments	810	471	415	1,742

Operating cashflow before movements in working capital	4,682	2,721	(11,789)	(3,020)

(Increase) in debtors	(20,613)	(11,979)	(275)	(8,871)
Increase/(decrease) in deferred income	590	343	(683)	(2,258)
(Decrease)/increase in creditors (excluding deferred income)	(28,130)	(16,347)	2,520	13,988

Cash used in operations	(43,471)	(25,262)	(10,227)	(161)

Interest paid	(333)	(194)	(15)	(49)
Interest received	3,852	2,238	827	6,272

Net cash (used in)/provided by operating activities	(39,952)	(23,218)	(9,415)	6,062

10. Analysis of cash flows

	Three months ended 31 December 2005	Three months ended 31 December 2005	Three Months ended 31 December 2004	Year ended 30 September 2005
	Convenience translation
	US$’000	£’000	£’000	£’000
Net investment in available for sale investments	(2,838)	(1,649)	3,001	(32,000)
Purchases of property, plant and equipment	(1,311)	(762)	(266)	(1,998)
Purchases of intangible assets	(13,673)	(7,946)	—	—
Proceeds on disposal of property, plant and equipment	34	20	—	2
Proceeds from the sale of fixed asset investments	—	—	—	2,104

Net cash (from)/used in investing activities	(17,788)	(10,337)	2,735	(31,892)

Issue of ordinary share capital	14,900	8,659	75,382	76,028
Capital elements of finance lease rental payments	(170)	(99)	(91)	(375)

Net cash from financing activities	14,730	8,560	75,291	75,653

11. Analysis and reconciliation of net funds

	1 October 2005	Cash flow	Fair value movements	Exchange movement	31 December 2005
	£’000	£’000	£’000	£’000	£’000
Cash and cash equivalents	76,378	(25,727)	(4)	12	50,659
Overdrafts	(803)	732	—	—	(71)

	75,575	(24,995)	(4)	12	50,588
Available for sale investments	100,037	1,649	(26)	—	101,660

Net cash and liquid resources	175,612	(23,346)	(30)	12	152,248
Finance leases	(445)	99	—	—	(346)

Net funds	175,167	(23,247)	(30)	12	151,902

Financial Statements

The preceding information, comprising the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company’s statutory financial statements for the year ended 30 September 2005 within the meaning of section 240 of the Companies Act 1985. Results for the quarterly periods ending 31 December 2005 and 31 December 2004 have not been audited. The results for the year ended 30 September 2005 as set out above have been prepared in accordance with IFRS. They are based on the statutory financial statements for the year ended 30 September 2005 prepared under UK GAAP amended by adjustments arising from the implementation of IFRS. The statutory financial statements, upon which the auditors reported without qualification, will be filed with the Registrar of Companies after the Company’s Annual General Meeting.

The Annual Report, containing financial statements, for the year ended 30 September 2005 is available from our registered office:

The Company Secretary

Cambridge Antibody Technology Group plc

Milstein Building

Granta Park

Cambridge

CB1 6GH, UK

Tel: +44 (0) 1223 471471

Notes to Editors

Business:

•	CAT is a biopharmaceutical company aiming to bring improvements to seriously ill patients’ lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

Products:

•	HUMIRA(R), licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries and the US.

•	There are six further CAT-derived antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B(TM), HGS-ETR1, HGS-ETR2, ABthraxTM (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth).

CAT has also licensed its proprietary technologies and patents to several companies. CAT’s licensees include Amgen, Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.

•	There are three further human therapeutic product candidates in clinical development: CAT-354 and CAT-3888, proprietary CAT products, and GC-1008, in collaboration with Genzyme.

Collaborations:

•	CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF beta, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.

•	CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.

•	CAT has a co-development collaboration with Zenyth against GM-CSF Receptor, a potential drug target in the development of RA.

Science:

•	CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.

Business Background:

•	CAT is based near Cambridge, UK and in Palo Alto, USA. CAT currently employs around 300 people.

•	CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).

•	More information can be found at www.cambridgeantibody.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc (“CAT”) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.